

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2019

Michael K. Menerey
Chief Financial Officer
ADOMANI, INC.
4740 Green River Road, Suite 106
Corona, California 92880

      Re: ADOMANI, INC.
          Form 10-K for the Year Ended December 31, 2018
          Filed February 19, 2019
          File No. 001-38078

Dear Mr. Menerey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Transportation and Leisure